中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)207(JY)

2nd June, 2004

04035105

RECEIVED
2004 JUN -8 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Director's/Chief Executive's Notice filed by Mr. He Guangbei with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to his interest in shares in the Company for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

File No. 82-34675

FORM 3 A

Internal Ref. No. : D7-002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
BOC HONG KONG (HOLDINGS) LIMITED			
2. Stock code	2388	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY	10,572,780,266	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HE	GUANGBEI	和廣北
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R194727(2)		0735 1639 0554
7. Address of Director		**10. Daytime tel. No.**
14TH FLOOR, BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG		(852) 2846 2722
		11. e-mail address

12. Date of relevant event

01	06	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124		201	361,500	HK$	0	0	8.50	301
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,446,000	0.0137%
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,446,000	0.0137%
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/07/2003	04/07/2012	NA	NA	NA	1,084,500
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
NA			

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
NA						

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
NA			

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NA				

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NA		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

02	06	2004
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)206(JY)

2nd June, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the latest Memorandum and Articles of Association of BOC Hong Kong (Holdings) Limited, incorporating the amendments to the Articles of Association as approved by shareholders at the Annual General Meeting held on 21st May, 2004 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

File No. 82-34675

MEMORANDUM

(As amended by a Special Resolution passed on 10th July, 2002)

AND

ARTICLES OF ASSOCIATION

(As adopted by a Special Resolution passed on 10th July, 2002
and further amended by a Special Resolution passed on 21st May, 2004)

OF

BOC Hong Kong (Holdings) Limited

中 銀 香 港 (控 股) 有 限 公 司

Incorporated the 12th day of September, 2001

HONG KONG

Re-printed by
CARNIVAL PRINTING CO.
Hong Kong
Tel.: 2544 0830
on 21st May, 2004

MEMORANDUM

(As amended by a Special Resolution passed on 10th July, 2002)

AND

ARTICLES OF ASSOCIATION

(As adopted by a Special Resolution passed on 10th July, 2002
and further amended by a Special Resolution passed on 21st May, 2004)

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

Incorporated the 12th day of September, 2001

HONG KONG

Re-printed by
CARNIVAL PRINTING CO.
Hong Kong
Tel.: 2544 0830
on 21st May, 2004

No. 770009
編號

(COPY)

COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第 32 章
公司條例

CERTIFICATE OF INCORPORATION
公司註册證書

* * *

I hereby certify that
本人謹此證明

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

is this day incorporated in Hong Kong under the Companies Ordinance, and that
於本日在香港依據公司條例註册成爲
this company is limited.
有限公司。

Issued by the undersigned on 12 September 2001.
本證書於二〇〇一年九月十二日簽發。

(Sd.) MISS R. CHEUNG

for *Registrar of Companies*
Hong Kong
香港公司註册處處長
(公司註册主任張潔心代行)

Company No. : 770009

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

BOC HONG KONG (HOLDINGS) LIMITED

中銀香港(控股)有限公司

Passed on the 21st day of May, 2004

At the Annual General Meeting of the members of the above company duly convened and held on 21st day of May, 2004 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong, the following resolution was duly passed as a Special Resolution:

"**THAT** the Articles of Association of the Company be amended as follows:

(a) In Article 2(a), by adding ""business day" means any day on which a recognised stock market in Hong Kong is open for the business of dealing in securities;" after the definition of "Board".

(b) In Article 15, by inserting the words "within ten business days after" before the words "lodgment of an instrument of transfer" in the 4th line.

(c) In Article 40, by deleting the words "two months" and substituting therefor "ten business days" in the 4th line.

(d) Adding a new Article 76A after Article 76 as follows:

"Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(e) In Article 80(a), by deleting the last sentence and substituting therefor "The number of proxies so appointed by any Member to attend on the same occasion shall not exceed two."

(f) In Article 98, by deleting the word "exceeding" and substituting therefor "less than" in the 2nd line and deleting the words ", provided that no Director holding office as chairman, vice chairman or Chief Executive shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire"

(g) In Article 99, by deleting this Article in its entirety and substituting therefor the following:

"No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless (a) there shall have been lodged at the Office or at the head office of the Company a notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for

which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected; and (b) there is deposited or tendered with the aforesaid notices a sum reasonably sufficient to meet the Company's expenses in giving effect thereto. The period during which the aforesaid notices may be given will be at least seven days. Such period will commence on the day after the despatch of the notice of the meeting for which such notices are given and end no later than seven days prior to the date of such meeting."

(h) In Article 102, by deleting the words "special resolution" in both the margin and the 1st line and substituting therefor "ordinary resolution".

(i) In Article 106(g), by deleting the words "a special resolution" and substituting therefor "an ordinary resolution".

(j) In Article 109, by deleting this Article in its entirety and substituting therefor the following:

"A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his associates is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

(a) any contract or arrangement for the giving of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(e) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, other than a company in which the Director and any of his associates are in aggregate beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights (excluding for the purpose of calculating such 5% interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

(f) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect

of any such Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and

(g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme for the benefit of the employees of the Company or any of its subsidiaries under which the Director or his associate(s) may benefit.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive, except in a case where the nature or extent of interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive, except in a case where the nature or extent of the interest of the chairman as known to such chairman has not been fairly disclosed to the Board."

(k) In Article 110, by deleting the words "and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to be, appointed a director" and substituting therefor ". A Director shall not vote in relation to the exercise of such voting rights in manner aforesaid if he may be, or be about to be, appointed a director"."

Certified as a true copy

(Sd.) YEUNG Jason Chi Wai

YEUNG Jason Chi Wai
Company Secretary

Company No.: 770009

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL AND ORDINARY RESOLUTIONS

OF

BOC HONG KONG (HOLDINGS) LIMITED

中銀香港(控股)有限公司

Passed on the 10th day of July, 2002

By resolutions in writing of all the shareholders of the above company passed pursuant to Section 116B of the Companies Ordinance, the following resolutions were passed as to Resolution No. 1 as a Special Resolution and as to Resolution No. 2 as an Ordinary Resolution on the abovementioned date:

SPECIAL RESOLUTION

1. THAT the new Articles of Association of the Company in the form attached to these resolutions marked "A" be and are hereby approved and adopted as the new Articles of Association of the Company in substitution for and to exclusion of the existing Articles of Association of the Company.

ORDINARY RESOLUTION

2. THAT the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, be and is hereby consolidated and divided into 20,000,000,000 and 10,572,780,266 ordinary shares of HK$5.00 each, respectively.

Certified as a true copy:

(Sd.) YEUNG Jason Chi Wai

YEUNG Jason Chi Wai
Company Secretary

Company No.: 770009

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

BOC HONG KONG (HOLDINGS) LIMITED

中銀香港(控股)有限公司

Passed on the 17th day of June, 2002

By resolutions in writing of all the shareholders of the above company passed pursuant to Section 116B of the Companies Ordinance, the following resolutions were passed as special resolutions on the abovementioned date:

1. THAT Article 117 of the Articles of Association of the Company be deleted in its entirety and the following be substituted therefor:

   "The Directors may delegate any of their powers to Committees consisting of one or more persons as they think fit; any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. All references in these Articles to a Committee or a Committee of the Directors shall mean a Committee formed under this Article 117."

2. THAT the first sentence of Article 121 of the Articles of Association of the Company be deleted and the following be substituted therefor:

   "A resolution in writing signed by a majority of all the Directors for the time being entitled to receive notice of a meeting of the Directors or signed by a majority of all the members of a Committee of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors or of that Committee, as the case may be."

Certified as a true copy

(Sd.) YEUNG Jason Chi Wai

YEUNG Jason Chi Wai
Company Secretary

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

---

1. The name of the Company is **"BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司"**.

2. The registered office of the Company will be situated in Hong Kong.

3. The liability of the members of the Company is limited.

4. The share capital of the Company is HK$100,000,000,000 divided into 20,000,000,000 shares of HK$5.00 each.[1]

5. The shares in the original or any increased capital of the Company may be issued with such preferred, deferred or other special rights or such restrictions (whether in regard to dividend, voting, return of capital or otherwise) as the Company may from time to time determine. Subject to the provisions of Sections 63A and 64 of the Companies Ordinance, Chapter 32, the rights and privileges attached to any of the shares of the Company may be modified, varied, abrogated or dealt with in accordance with the provisions for the time being of the Company's Articles of Association.

---

[1] Pursuant to an ordinary resolution passed on 10th July, 2002 the authorised share capital of the Company comprising 100,000,000,000 shares of HK$1.00 each was consolidated and divided into 20,000,000,000 shares of HK$5.00 each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company, in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
BANK OF CHINA 1 Fuxingmen Nei Dajie Beijing 100818 The People's Republic of China Corporation (Sd.) by Liu Mingkang (Chairman and President)	One
(Sd.) LIU MINGKANG Building No. 3-602 Lingjing Xiao Qu West District Beijing The People's Republic of China Banker	One
Total Number of Shares Taken	Two

Dated the 3rd day of September, 2001.
WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

(Adopted by a Special Resolution passed on 10th July, 2002 and further amended by a Special Resolution passed on 21st May, 2004)

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

PRELIMINARY

1. The regulations contained in Table A in the First Schedule to the Ordinance shall not apply to the Company. **Table A not to apply**

INTERPRETATION

2. (a) In these Articles, unless the context otherwise requires: **Interpretation**

"applicable laws and regulations" includes the Listing Rules;

"these Articles" means these Articles of Association in their present form or as amended from time to time;

"associate", in relation to any Director, has the meaning ascribed to it in the Listing Rules;

"Auditors" means the auditors of the Company for the time being;

"Board" and **"Directors"** means the directors of the Company for the time being or the Directors present at a duly convened meeting of Directors at which a quorum is present;

"business day" means any day on which a recognised stock market in Hong Kong is open for the business of dealing in securities; *(Adopted pursuant to special resolution passed on 21st May, 2004)*

"call" includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time either in respect of the nominal value of the share or by way of premium;

"capital" means the share capital of the Company from time to time;

"Chief Executive" means a chief executive of the Company appointed pursuant to Article 111;

"Clearing House" means a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing Houses) Ordinance, Chapter 420 of the Laws of Hong Kong or a clearing house recognised by the laws of the jurisdiction in which the shares are listed or quoted on a stock exchange in such jurisdiction;

"Company" means BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司;

"corporate communication" has the meaning ascribed to it in rule 1.01 of the Listing Rules;

"dividend" includes distributions in specie or in kind, capital distributions and capitalisation issues;

"HK $" means Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;

"listing document" has the meaning ascribed to it in the Listing Rules and includes any supplemental listing document and any subsequent amendment to the listing document;

"Listing Rules" means the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time;

"Member" means a duly registered holder of shares from time to time;

"month" means calendar month;

"Office" means the registered office of the Company for the time being;

"Ordinance" means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as from time to time amended, replaced or re-enacted, and includes every other statute (including any orders, regulations or other subordinate legislation made pursuant thereto) incorporated therewith or substituted therefor, and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

"paid up" includes credited as paid up;

"Register" means the register of Members kept pursuant to the Ordinance and includes any branch register kept pursuant to the Ordinance;

"relevant financial documents" has the meaning ascribed to it in section 2(1) of the Ordinance;

"Seal" means the common seal of the Company or any official seal that the Company may have as permitted by the Ordinance;

"Secretary" means the person or persons appointed for the time being to perform for the Company the duties of a secretary;

"share" means a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

"summary financial report" has the meaning ascribed to it in section 2(1) of the Ordinance; and

"in writing" and **"written"** includes facsimile, a telex message, an electronic record (within the meaning of the Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong)) and any mode of reproducing words in a legible and non-transitory form.

(b) In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and *vice versa*, words importing any gender shall include all other genders and references to persons shall include corporations (acting, where applicable, by their duly authorised representatives).

(c) Subject as aforesaid, any words defined in the Ordinance shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(d) The headings and any marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

OFFICE

3. The Office shall be at such place in Hong Kong as the Directors shall from time to time appoint. **Registered office**

SHARES

4. Shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special, or without any, right of voting. **Shares may be issued with special rights**

5. Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any unissued or forfeited shares may be issued or re-issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or redemption of capital, or otherwise, as the Company may, subject to the Ordinance, from time to time by ordinary resolution determine or, in the absence of any such determination or so far as the resolution shall not make specific provision, as the Directors shall determine. **Issue or re-issue unissued or forfeited shares**

6. The Board may, subject to the approval by the Members in general meeting, issue warrants or other rights and grant options to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board may think fit with regard to the issue of any such replacement certificate. **Issue of warrants or options**

7. Save as provided by contract, the Ordinance or these Articles to the contrary, all unissued shares shall be at the disposal of the Directors who may offer, allot, grant options over or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fit, provided that no shares of any class shall be issued at a discount except in accordance with the provisions of the Ordinance. **Allotment of shares**

8. The Company may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls. **Shares may be issued subject to different conditions**

Payment by instalments

9. If, by the conditions of allotment of any shares, the whole or part of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being and from time to time shall be the registered holder of the shares or his legal personal representative.

Preference shares may be redeemable

10. Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.

Trust not recognised

11. Subject to the provisions of these Articles, except as required by law or ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and except as aforesaid, the Company shall not be bound by or required in any way to recognise any contingent, future, partial or equitable interest in any share or in any fractional part of a share or any other right in respect of any share or any other claim to or in respect of any such share on the part of any person (even when having notice thereof) except an absolute right to the entirety thereof in the registered holder.

Power to pay commission and brokerage

12. The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance.

Becomes Member when name entered in Register

13. No person shall become a Member until his name shall have been entered into the Register.

JOINT HOLDERS OF SHARES

Joint holders

14. Where two or more persons are registered as the holders of any share, they shall be deemed to hold the same as joint tenants with the benefit of survivorship, subject to the following provisions:

Maximum number

(a) the Company shall not be bound to register more than four persons as the holders of any shares, except in the case of the legal personal representatives of a deceased Member;

Joint and several liability

(b) the joint holders of any shares shall be jointly and severally liable in respect of all payments which ought to be made in respect of such shares;

Only survivors of joint holders recognised

(c) on the death of any one of such joint holders, the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit;

Receipts

(d) any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital payable to such joint holders; and

Who entitled to certificates, votes etc.

(e) the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, or to attend or vote at general meetings of the Company, and any notice given to such person shall be deemed notice to all the joint holders, but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, but if more than one of such joint holders shall be present at any meeting personally or by proxy, that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof.

SHARE CERTIFICATES

15. Every person, except any person in respect of which the Company is not by law required to complete and have ready for delivery a certificate, whose name is entered as a Member in the Register shall be entitled without payment to receive within two months after allotment or within ten business days after lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding the maximum amount as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in the event of a Member transferring part of the shares represented by a certificate in his name, a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. *(Amended pursuant to special resolution passed on 21st May, 2004)* **Issue of share certificates**

16. Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted by the provisions of the Ordinance) and shall specify the number and class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall comply with the provisions of the Ordinance, and no certificate shall be issued in respect of more than one class of shares. **Form and contents of share certificates**

17. Subject to the provisions of the Ordinance, if any share certificate, or any certificate in respect of any other securities issued by the Company, shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee (if any), not exceeding the maximum amount as the Stock Exchange may from time to time permit, and on such evidence being produced as the Directors shall require, and in the case of wearing out or defacement, on delivery up of the old certificate, and in the case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity. **Replacement of share certificates**

CALLS ON SHARES

18. (a) The Directors may from time to time make calls upon the Members in respect of all moneys unpaid on their shares, whether on account of the nominal value of the shares or by way of premium, but subject always to the terms of issue of such shares, and any such call may be made payable by instalments. **Making of calls**

(b) Each Member shall, subject to receiving at least 14 days' notice specifying the time or times and place of payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the Members shall not invalidate the call. **Payment of calls**

19. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A call may be revoked, varied or postponed as to all or any of the Members liable therefor as the Directors may determine. A **When call deemed to have been made**

person on whom a call is made will remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

When interest on call payable

20. If any part of a call is not paid before or on the day appointed for payment thereof, the person from whom the payment is due shall be liable to pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the outstanding part thereof at such rate as the Directors shall determine (not exceeding 20% per annum) from the day appointed for the payment of such call or instalment to the time of discharge thereof in full, but the Directors may, if they think fit, waive the payment of such costs, charges, expenses or interest or any part thereof.

Other amount payable as if a call

21. If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable, and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof.

Payment in advance of a call

22. The Directors may, if they think fit, receive from any Member willing to advance the same (either in money or money's worth) all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so paid in advance, the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate as may be agreed upon between the Member paying the moneys in advance and the Directors (not exceeding 20% per annum). But a payment in advance of a call shall not entitle the Member to receive any dividend or to exercise any other rights or privileges as a Member in respect of the share or the due portion of the shares upon which payment has been advanced by such Member before it is called. The Directors may also at any time repay the amount so advanced upon giving to such Member one month's notice in writing unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

Evidence in action for call

23. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such money is due, that the resolution making the call is duly recorded in the minute book of the Company and that notice of such call was duly given to the Member sued in pursuance of these Articles. It shall not be necessary to prove the appointment of the Directors who made such call, nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence that the money is due.

Not entitled to rights until all calls paid

24. No Member shall, unless the Directors otherwise determine, be entitled to receive any dividend or bonus, or to be present or vote at any general meeting, either personally or (save as proxy for another Member) by proxy, or to exercise any privileges as a Member, or be reckoned in a quorum, until he shall have paid all calls or other sums for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE

Directors may require payment of call with interest and expenses

25. If any Member fails to pay in full any call or any instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call remains unpaid, without prejudice to the provisions of Article 24, serve a notice on him requiring him to pay so much of the call as is unpaid

together with interest accrued and any costs, charges and expenses incurred by reason of such non-payment.

26. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which such call or part thereof and all interest accrued and costs, charges and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call is payable will be liable to forfeiture.

Notice requiring payment to contain certain particulars

27. If the requirements with regard to payment of any such notice as aforesaid are not complied with, any shares in respect of which such notice has been given may, at any time thereafter and before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends and bonuses declared in respect of the shares so forfeited but not payable until after such forfeiture. The Directors may accept surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

Consequences of non-compliance with notice requiring payment

28. Any shares so forfeited shall be deemed for the purpose of this Article to be the property of the Company and may be sold, re-alloted or otherwise disposed of either subject to or discharged from all calls made prior to the forfeiture, to any person, upon such terms as to subscription price and otherwise and in such manner and at such time or times as the Directors think fit. For the purpose of giving effect to any such sale or other disposition, the Directors may authorise the transfer of the shares so sold or otherwise disposed of to the purchaser thereof or any other person becoming entitled thereto. The Directors shall account to the person whose shares have been forfeited with the balance (if any) of moneys received by the Company in respect of those shares after deduction of costs, charges and expenses of forfeiture, sale or disposal of the shares and any amount due to the Company in respect of the shares.

Disposal of forfeited shares

29. The Directors may, at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit or permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due thereon and all costs, charges and expenses incurred in respect of the share, and upon such further terms (if any) they think fit.

Directors may annul forfeiture or allow *redemption*

30. Any person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys (including costs, charges and expenses incurred in respect of the shares) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding 20% per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purpose of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Holder of forfeited shares remain liable for moneys due

Notice of forfeiture to be given and entered in Register

31. When any shares have been forfeited, notice of the resolution shall be given to the Member in whose name it stood immediately prior to the forfeiture and an entry shall be made in the Register recording the forfeiture and the date thereof, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry, and as soon as the shares so forfeited have been sold or otherwise disposed of, an entry shall also be made of the manner and date of the sale or disposal thereof.

LIEN

Company to have a paramount lien

32. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys outstanding in respect of such share whether presently payable or not, and the Company shall also have a first and paramount lien on every share (other than fully paid up shares) standing registered in the name of a Member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such Member or his estate to the Company, whether the same shall have been incurred before or after notice has been given to the Company of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have already arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company's lien on a share shall extend to all dividends payable thereon. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

Notice to pay amount due

33. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up or otherwise by operation of law or court order.

Application of sale proceeds

34. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares so sold to the purchaser thereof and may enter the purchaser's name in the Register as the holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Evidence of forfeiture, surrender etc.

35. A statutory declaration in writing that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of any necessary transfer and sold note if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

36. The instrument of transfer of any shares shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee(s)), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person. **Form of transfer**

37. Every instrument of transfer shall be lodged at the Office for registration (or at such other place the Board may appoint for such purpose) accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require in relation thereto. All instruments of transfer which shall be registered shall be retained by the Company but, save where fraud is suspected, any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same. **Lodgment of transfer**

38. There shall be paid to the Company in respect of the registration of a transfer and of any grant of probate or letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding the maximum amount as the Stock Exchange may from time to time permit). **Transfer fee**

39. The registration of transfers may be suspended at such times and for such periods as the Directors may, in accordance with the provisions of the Ordinance, from time to time determine and either generally or in respect of any class of shares. **Closing of transfer books**

40. The Directors may, subject to the provisions of the Ordinance, at any time in their absolute discretion and without assigning any reason therefor decline to register any transfer of any share (not being a fully paid up share). If the Directors refuse to register a transfer they shall, within ten business days after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal. *(Amended pursuant to special resolution passed on 21st May, 2004)* **Refusal to register**

41. The Directors may also decline to register any transfer unless: **Some grounds for refusal to register**

(a) the instrument of transfer is in respect of only one class of shares;

(b) in the case of a transfer to joint holders, the number of transferees does not exceed four;

(c) the shares concerned are free of any lien in favour of the Company;

(d) the instrument of transfer is properly stamped;

(e) such other conditions as the Directors may from time to time impose for the purpose of guarding against losses arising from forgery are satisfied;

(f) a fee not exceeding the maximum fee prescribed or permitted from time to time by the Stock Exchange is paid to the Company in respect thereof; and

(g) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

No transfer to infant etc

42. No transfer may be made to an infant or to a person of unsound mind or under other legal disability.

TRANSMISSION OF SHARES

Transmission on death

43. In the case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only person or persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased holder, whether sole or joint, from any liability in respect of any share solely or jointly held by him.

Notice of election

44. Any person becoming entitled to shares in consequence of the death, bankruptcy or winding-up of any Member or otherwise by operation of law or by court order shall, upon procuring such evidence of his title as the Directors may require, have the right either to be registered himself as the holder of the shares upon giving to the Company notice in writing of such his desire or to transfer such shares to some other person. All the limitations, restrictions and provisions of these Articles and the Ordinance relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as if the same were a transfer of shares by a Member, including the Directors' right to refuse or suspend registration.

Rights of unregistered executors and trustees

45. A person becoming entitled to shares in consequence of the death, bankruptcy or winding-up of any Member or otherwise by operation of law or by court order shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the shares, provided always that the Directors may at any time give notice requiring any such person to elect to be registered himself or to transfer the shares, and if the notice is not complied with within 60 days, the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the shares until the requirements of the notice have been complied with but, subject to the requirements of Article 77 being met, such a person may vote at meetings.

STOCK

Conversion into stock

46. The Company may from time to time by ordinary resolution convert any fully paid up shares into stock and may reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid up and rank *pari passu* in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

Transfer of stock

47. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution of the Company, exceed the nominal amount of each of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Rights of stock holders

48. The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, participation in assets on a winding-up, voting at general meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends, profits and in assets on a reduction of capital or a winding-up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right.

49. Such of these Articles as are applicable to fully paid up shares shall apply *mutatis mutandis* to stock, and the words "share" and "Member" in these Articles shall include "stock" and "stockholder", respectively. **Application of these Articles to stock**

INCREASE OF CAPITAL AND PURCHASE OF OWN SHARES

50. The Company may, from time to time, by ordinary resolution increase its authorised capital by such sum divided into shares of such amounts as the resolution shall prescribe. **Company may increase its capital**

51. The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, and either at par or at a premium or (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 7 shall apply thereto. **General meeting may direct terms of issue**

52. The Company may exercise any powers conferred or permitted by or not prohibited by or not inconsistent with the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants, neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares, provided that in the case of purchases of redeemable shares (a) purchases not made through the market or by tender shall be limited to a maximum price and (b) if purchases are by tender, tenders shall be available to all Members alike and provided further that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force. **Purchase of own shares and provision of financial assistance for such purchase**

53. Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles, all new shares created pursuant to Article 50 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the existing shares. **New shares subject to same provisions as existing shares**

ALTERATIONS OF SHARE CAPITAL

54. The Company may, from time to time, by ordinary resolution:

(a) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, provided that in the sub-division of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares; **Sub-division of shares into smaller amount**

Division of shares into different classes

(b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

Consolidation of shares into larger amount

(c) consolidate and divide its share capital or any part thereof into shares of larger amount than its existing shares;

Cancellation of shares

(d) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised capital by the amount of the shares so cancelled; or

Shares without voting rights

(e) make provision for the issue and allotment of shares which do not carry any voting rights.

Reduction of capital

55. The Company may by special resolution reduce its share capital and any capital redemption reserve fund, any share premium account or any other undistributable reserve in any manner allowed by law.

Directors may sell fractional shares

56. Where any difficulty arises in regard to any sub-division under paragraph (a) of Article 54 or any consolidation and division under paragraph (c) of Article 54, the Directors may settle the same as they think expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of the sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

MODIFICATION OF RIGHTS

Rights of Members may be modified

57. All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may, subject to the provisions of the Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class, and all the provisions contained in these Articles relating to general meetings shall *mutatis mutandis* apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll.

May vary rights of some only of a class of shares

58. The provisions of Article 57 shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

Rights not varied by creation of further shares

59. The special rights conferred upon the holders of shares or any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith.

GENERAL MEETINGS

Annual general meetings

60. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year. The annual general meeting shall be held at such time (within a period of not more than 15 months, or such longer period as the Registrar of Companies may authorise in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings.

61. The Directors may, whenever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene an extraordinary general meeting. **Directors may convene extraordinary general meeting**

NOTICE OF GENERAL MEETINGS

62. Subject to the provisions of the Ordinance, an annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing, and any other general meeting shall be called by not less than 14 days' notice in writing. The notice shall specify the place, date and time of the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one proxy to attend and vote instead of him and that a proxy need not be a Member. **Length and contents of notice**

63. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed: **Consent to shorter notice**

(a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

64. Notice of every meeting shall be given in the manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting. **Notice to be given to all Members and effect of omission**

PROCEEDINGS AT GENERAL MEETINGS

65. All business shall be deemed special that is transacted at an extraordinary general meeting and at an annual general meeting with the exception of: **Business of general meetings**

(a) the receipt of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(b) the declaration and sanction of dividends;

(c) the election of Directors in place of those retiring (if any);

(d) the appointment or re-appointment of the Auditors; and

(e) the fixing of, or the determination of the method of fixing, the remuneration or extra remuneration of the Directors and of the Auditors.

66. No business, save the election of a chairman of the meeting, shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two Members present in person or by proxy and entitled to vote shall be a quorum for all purposes. **Quorum of general meeting**

If quorum not present what shall be done

67. If, within 30 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Ordinance, shall be dissolved, but in any other case, it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine. If at such adjourned meeting a quorum is not present within 30 minutes from the time appointed for the meeting, the Member or Members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

Chairman of general meeting

68. The chairman (if any) of the Board or, in his absence, a vice chairman (if any) shall preside as chairman of every meeting. If there is no such chairman or vice chairman or if at any meeting neither the chairman nor a vice chairman is present within 15 minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman of the meeting, the Directors present shall choose one of their number to act, or if one Director only is present, he shall preside as chairman of the meeting if he is willing to act. If no Director is present, or if each of the Directors present declines to act as chairman of the meeting, the persons present and entitled to vote shall elect one of their number to be chairman of the meeting.

Adjournment of meeting

69. The chairman of any meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat.

VOTING

How questions decided and how poll demanded

70. (a) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i) the chairman of the meeting;

(ii) at least three Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting;

(iii) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(iv) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Declaration of chairman final and conclusive

(b) Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive

evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

71. A demand for a poll may be withdrawn only with the approval of the chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is earlier. If a poll is demanded, it shall (subject to the provisions of Article 73 hereof) be taken at such time (being not later than 30 days after the date of the demand) and in such manner as the chairman of the meeting may direct and he may appoint scrutineers (who need not be Members). No notice needs to be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded. **Withdrawal of demand for poll and how poll is to be taken**

72. In the case of an equality of votes at any general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote. **Chairman to have casting vote**

73. A poll demanded upon the election of a chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll. **Time for taking a poll**

74. (a) Save as expressly provided in these Articles, no person other than a Member duly registered and, unless the Directors otherwise determine, who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another Member) either personally or by proxy, or to be reckoned in a quorum at any general meeting. **Who is entitled to vote**

(b) No objection shall be made to the validity of any vote except at a meeting at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll. **Validity of vote**

(c) In case of any dispute as to voting, the chairman shall determine the same, and such determination shall be final and conclusive. **Dispute as to voting**

75. Subject to the provisions of the Ordinance, a resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a Member shall be deemed to be his signature to such resolution in writing for the purpose of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more Members. A resolution which is signed and sent by a Member by cable, facsimile message, telex message or other electronic means shall be treated as being signed by him for the purpose of this Article. **Written resolutions of Members**

VOTES OF MEMBERS

76. Subject to Article 86 and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at a general meeting every Member who is present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every share of which he is the holder. **Voting rights of Members**

76A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted. *(Adopted pursuant to special resolution passed on 21st May, 2004)* **Circumstances where votes of Members not be counted**

Rights of executors and trustees to vote

77. Any person entitled under Article 45 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Members may vote personally or by proxy

78. Votes may be given either personally or by proxy. A Member entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

Voting rights of lunatic or minor Members

79. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may on a show of hands or on a poll, vote by proxy. If any Member is a minor, he may vote by his guardian or one of his guardians who may give their votes personally or by proxy.

PROXIES

Member may appoint proxy

80. (a) A Member entitled to attend and vote at a meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him, and a proxy so appointed shall also have the same right as the Member to speak at the meeting. A proxy need not be a Member. The number of proxies so appointed by any Member to attend on the same occasion shall not exceed two. *(Amended pursuant to special resolution passed on 21st May, 2004)*

Form of instrument of proxy

(b) An instrument appointing a proxy shall be in writing in any usual or common two way form or in any other two way form which the Directors may accept and the Directors may, if they think fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit, provided that any form issued to a Member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which special business (determined as provided in Article 65) is to be transacted shall be such as to enable the Member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meetings as for the meeting to which it relates.

Execution of instrument of proxy

81. The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney, or if such appointor is a corporation, under its common seal or signed by some officer, attorney or other person duly authorised in that behalf.

Deposit of instrument of proxy

82. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, shall be deposited at the Office at least 48 hours before the time fixed for holding the meeting at which the person named in such instrument proposes to attend and vote, otherwise the person so named shall not be entitled to vote at that meeting except with the approval of the chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution, except at an adjourned meeting in cases where the meeting was originally held within 12 months from such date. Delivery of an instrument appointing a proxy shall not

preclude a Member from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

83. Any Member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such Member is entitled to vote. Every such power shall be deposited at the Office at least 48 hours before the time fixed for holding the meeting at which such attorney proposes to attend and vote, otherwise the attorney shall not be entitled to vote at that meeting except with the approval of the chairman of the meeting. **Member may appoint attorney**

84. (a) An instrument of proxy may be revoked by forwarding to the Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy. **Proxy may be revoked**

(b) A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office at least 48 hours before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used. **Vote still valid despite revocation of authority**

85. Any corporation which is a Member may, by resolution of its directors or other governing body or by power of attorney, authorise such persons as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same rights and powers on behalf of the corporation which he represents as that corporation could exercise as if it were an individual Member. References in these Articles to a Member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a Member represented at the meeting by such duly authorised representative. **Corporate Member may appoint representative**

CLEARING HOUSE ACTING BY PROXIES OR CORPORATE REPRESENTATIVES

86. Without prejudice to the generality of Article 85, if a Clearing House (or its nominee(s)) is a Member, it (or, as the case may be, its nominee(s)) may authorise such person or persons as it thinks fit to act as its proxy or proxies or representative or representatives at any meeting of the Company or at any meeting of any class of Members, provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if it were an individual Member and, on a show of hands, each such person shall be entitled to a separate vote. **Recognised Clearing House as Member**

DIRECTORS

87. Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not fewer than two in number, and there shall be no maximum number of Directors. **Number of Directors**

88. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Ordinance. **Register of Directors**

Need not hold qualification shares

89. A Director need not hold any shares. If invited by the Company, a Director who is not a Member shall nevertheless be entitled to attend and speak at general meetings.

DIRECTORS' REMUNERATION

Remuneration of Directors

90. (a) The Directors shall be entitled to receive by way of remuneration for their services such sum as the Company may from time to time by ordinary resolution determine, which (unless otherwise directed by the resolution by which it is voted) is to be divided amongst the Directors in such proportions and in such manner as the Board may agree, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

Reimbursement of expenses

(b) The Directors shall also be entitled to be repaid their reasonable travelling, hotel and other expenses incurred by them in or about the performance of their duties as Directors, including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged in the business of the Company or in the discharge of their duties as Directors.

Special remuneration

91. The Directors may award special remuneration out of the funds of the Company (by way of salary, commission or otherwise as the Directors may determine) to any Director who performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director.

POWERS OF DIRECTORS

Power to establish local boards

92. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate (with or without power to sub-delegate as the Directors shall determine) to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Power to appoint attorneys

93. The Directors may from time to time and at any time by power of attorney or other instrument appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by writing under the Seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the Seal.

94. Subject to and to the extent permitted by the Ordinance, the Company or the Directors, on behalf of the Company, may cause to be kept in any territory a branch register of Members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such branch register. **Power to keep branch register**

95. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. The Company's bank accounts shall be kept with such banker or bankers as the Board shall from time to time determine. **Signature of cheques and bills**

96. (a) The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stocks, bonds and other securities of the Company may be made assignable free from any equities between the Company and the person to which the same may be issued, and may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise. **Power to borrow, mortgage Company's assets and issue debentures**

(b) The Directors shall cause a proper register to be kept, in accordance with the provisions of the Ordinance, of all mortgages and charges affecting the property of the Company and shall duly comply with the requirements of the Ordinance in regard to the registration of mortgages and charges therein specified and otherwise. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge. **Register of mortgages to be kept**

97. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument. **Power to establish pension or superannuation funds for the benefit of employees etc.**

APPOINTMENT AND REMOVAL OF DIRECTORS

98. At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than **Rotation and retirement of Directors**

one-third, shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices. *(Amended pursuant to special resolution passed on 21st May, 2004)*

Member may propose person for election as Director

99. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless (a) there shall have been lodged at the Office or at the head office of the Company a notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected; and (b) there is deposited or tendered with the aforesaid notices a sum reasonably sufficient to meet the Company's expenses in giving effect thereto. The period during which the aforesaid notices may be given will be at least seven days. Such period will commence on the day after the despatch of the notice of the meeting for which such notices are given and end no later than seven days prior to the date of such meeting. *(Amended pursuant to special resolution passed on 21st May, 2004)*

Retiring Directors deemed re-elected if places not filled

100. If at any general meeting at which an election of Directors ought to take place the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:

(a) it shall be determined at such meeting to reduce the number of Directors;

(b) it is expressly resolved at such meeting not to fill such vacated offices;

(c) in any such case the resolution for re-election of a Director is put to the meeting and lost; or

(d) such Director has given notice in writing to the Company that he is not willing to be re-elected.

Company may appoint Director by ordinary resolution

101. The Company may, from time to time, by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board.

Company may remove Director by ordinary resolution

102. The Company may by ordinary resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution appoint another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed. *(Amended pursuant to special resolution passed on 21st May, 2004)*

Directors may appoint Director

103. The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the Members in general meeting and any Directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting.

104. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company, but for no other purpose. If there are no Directors able or willing to act, then any two Members may summon a general meeting for the purpose of appointing Directors. **Proceedings of Directors in case of vacancies**

ALTERNATE DIRECTORS

105. (a) Each Director shall have the power to appoint any person to be his alternate Director and may at his discretion remove such alternate Director. If such alternate Director is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to it being so approved. Any appointment or removal of an alternate Director shall be effected by notice in writing signed by the appointor and delivered to the Office or tendered at a meeting of the Board, or in any other manner approved by the Board. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director. **Appointment and rights of alternate Directors**

(b) Every person acting as an alternate Director shall (except as regards power to appoint an alternate Director and remuneration) be subject in all respects to the provisions of these Articles relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. **Alternate Director not agent of Director appointing him**

(c) An alternate Director may be paid reasonable expenses and shall be entitled to be indemnified by the Company to the same extent *mutatis mutandis* as if he were a Director but shall not be entitled to receive from the Company any fee in his capacity as an alternate Director. **Reasonable expenses and indemnity**

(d) Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. **Voting and signing of resolution by alternate Director**

(e) An alternate Director shall *ipso facto* cease to be an alternate Director if his appointor ceases for any reason to be a Director provided that, if at any meeting any Director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired. **Cessation or retirement of Director appointing him**

DISQUALIFICATION OF DIRECTORS

106. The office of a Director shall *ipso facto* be vacated: **How Directors disqualified**

(a) if he becomes prohibited by law or court order from being a Director;

(b) if he becomes bankrupt or a receiving order is made against him or he makes any arrangement or composition with his creditors generally;

(c) if he becomes of unsound mind;

(d) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(e) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors;

(f) if he resigns his office;

(g) if he is removed by an ordinary resolution of the Company; *(Amended pursuant to special resolution passed on 21st May, 2004)* or

(h) if he is convicted of an indictable offence.

DIRECTORS' INTEREST

Declaration or disclosure of Director's interest

107. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member or a director of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purpose of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made. Without prejudice to the generality of the foregoing, a Director shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of the relevant provisions of the Ordinance.

Director may hold other office under the Company and may contract with the Company subject to disclosure of interest

108. A Director may hold any other office or place of profit under the Company (other than the office of Auditors), and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article. No Director or intended Director shall be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any Director or any firm or company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit, remuneration or other benefits realised by any such contract or arrangement by reason only of such Director holding that office or of any fiduciary relationship thereby established, provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

Director shall not vote in case of material interest except for the following matters

109. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his associates is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

(a) any contract or arrangement for the giving of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

Obligations incurred for benefit of the Company

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

Director assumed responsibility for obligation of the Company

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

Participation in underwriting of share offer by the Company

(d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

Director's interest same as other shareholders

(e) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, other than a company in which the Director and any of his associates are in aggregate beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights (excluding for the purpose of calculating such 5% interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

Director's interest as officer or executive or shareholder of less than 5% of another company

(f) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any such Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and

Employee benefits scheme without preferential treatment to Directors

(g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme for the benefit of the employees of the Company or any of its subsidiaries under which the Director or his associate(s) may benefit.

Share option scheme

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive, except in a case where the nature or extent of interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and

Resolution of dispute on Director's interest

conclusive, except in a case where the nature or extent of the interest of the chairman as known to such chairman has not been fairly disclosed to the Board. *(Adopted pursuant to special resolution passed on 21st May, 2004)*

Director may hold office in other company without being liable to account to the Company

110. A Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer or manager or other officer or member of any other company in which the Company is interested, and (unless otherwise agreed) shall not be liable to account to the Company for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer or member of any such other company. The Board may exercise the voting powers conferred by the shares in any other company held or owned by the Company or exercisable by it as directors of such other company in such manner as in all respects as the Board thinks fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, chief executive officers, managers or other officers of such company). A Director shall not vote in relation to the exercise of such voting rights in manner aforesaid if he may be, or be about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid. A Director may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director will be accountable for any benefits received as a director or member of such company. A Director or his firm may not act as the Auditors. *(Amended pursuant to special resolution passed on 21st May, 2004)*

CHIEF EXECUTIVE AND OTHER APPOINTMENTS

Directors may appoint Chief Executive

111. The Directors may, from time to time, appoint one or more of their number to be Chief Executive, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and for such period and upon such terms and for such remuneration as the Directors may think fit, and the Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places.

Resignation and removal of Chief Executive

112. A Chief Executive (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors, and shall *ipso facto* and immediately cease to be Chief Executive if he shall cease to hold the office of Director.

Directors may confer powers on Chief Executive

113. The Directors may, from time to time, entrust to and confer upon any Chief Executive or Director, holding any other office in the management, administration or conduct of the business of the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider expedient, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

Quorum, how matters decided and how meetings held

114. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. For the purpose of this Article, an alternate Director shall be

counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

115. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall, during his absence, be sent to him at his last known address or any other address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request, it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

Notice of Board meetings

116. The Directors may elect a chairman and one or more vice chairmen of its meetings and determine the period for which they are respectively to hold office, but if no such chairman or vice chairman is elected, or if at any meeting neither the chairman nor any vice chairman is present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be chairman of such meeting.

Chairman of Board meetings

117. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board generally.

A quorum may act

118. The Directors may, from time to time, appoint committees consisting of one or more persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so appointed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Directors. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

Power to appoint committees and to delegate

119. The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, insofar as the same are not superseded by any regulations made by the Directors under Article 118.

Proceedings of committee

120. A resolution in writing signed by a majority of the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board or by a majority of the members of a committee for the time being shall be as valid and effectual for all purposes as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly convened and held. A written notification of confirmation of such resolution in writing signed by a Director or his alternate Director or, as the case may be, a member of such committee shall be deemed to be his signature

Written resolution of Directors or members of committee

to such resolution in writing for the purpose of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors or their alternate Directors or, as the case may be, members of such committee. A resolution which is signed and sent by a Director or his alternate Director or a member of such committee by cable, facsimile message, telex message or other electronic means shall be treated as being signed by him for the purpose of this Article.

Acts of Directors or committee member valid notwithstanding defective appointment etc.

121. All acts done *bona fide* by any meeting of the Board or of a committee of the Board, or by any person acting as a Director or member of a committee, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director or member of such committee.

MINUTES

Minutes

122. The Directors shall cause to be entered and kept in books provided for the purpose minutes of the following:

(a) all appointments of officers;

(b) all the names of the Directors and any alternate Director who is not also a Director present at each meeting of the Directors and of any committee; and

(c) all resolutions and proceedings of general meetings and of meetings of the Directors and committees.

Any such minutes of any meeting of the Directors, or of any committee, or of the Company, if purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, shall be receivable as evidence of the proceedings of such meeting.

SEAL

Authority to use Seal

123. The Directors shall procure a common seal to be made for the Company, and shall provide for the safe custody thereof. The Seal shall not be affixed to any instrument except by the authority of the Directors or a committee authorised by the Board in that behalf, and every instrument to which the Seal shall be affixed shall be signed by one Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal may be affixed as the Board may determine) that such signature may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

Official seal for sealing certificates or for use abroad

124. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by the provisions of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the

Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

125. The Company may exercise all the powers of having official seals conferred by the Ordinance and such powers shall be vested in the Directors. **Powers regarding official seals**

SECRETARY

126. The Directors shall appoint such person, persons or entities to be Secretary or Joint Secretaries of the Company for such period, at such remuneration and upon such conditions as they may think fit, and any Secretary or Joint Secretaries so appointed may be removed by them. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary or Joint Secretaries, if the office is vacant or there is for any other reason no person capable of acting in the capacity as Secretary or Joint Secretaries, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. **Appointment of Secretary and in case of vacancy**

DIVIDENDS AND RESERVES

127. The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors. **Company may declare dividends**

128. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article, no amount paid on a share in advance of calls shall be treated as paid on the share. **Apportionment of dividends**

129. The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists. The Board may deduct from any dividend or bonus payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise. **Retention where lien exists**

130. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to capitalisations to be effected in pursuance of these Articles. **Record date for dividends**

131. Any general meeting sanctioning a dividend may make a call on the Members of such amount as the meeting fixes, but so that the call on each Member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the Member, be set off against the call. **May make call at the same time**

132. (a) In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or **Scrip dividend**

by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question:

either

(i) that Members entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the Members are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(A) the basis of any such allotment shall be determined by the Board;

(B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the Members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the Members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective, which shall be not less than two weeks from the date on which the notice above referred to was despatched to the Members;

(C) the right of election accorded to the Members as aforesaid may be exercised in whole or in part;

(D) the Board may resolve:

(I) that the right of election accorded to Members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article; and/or

(II) that a Member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article,

provided that a Member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days' notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such Member notice of the right of election accorded to him or send to him any form of election;

(E) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the **"Non-Elected Shares"**) and in lieu thereof

shares shall be allotted credited as fully paid to the holders of the Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose, the Board shall capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis; and

(F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall, in addition to the amount to be capitalised and applied pursuant to sub-paragraph (E) above and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares;

or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(A) the basis of any such allotment shall be determined by the Board;

(B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the Members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the Members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective, which shall be not less than two weeks from the date on which the notice above referred to was despatched to the Members;

(C) the right of election accorded to the Members as aforesaid may be exercised in whole or in part;

(D) the Board may resolve:

(I) that the right of election accorded to Members as aforesaid

may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of this paragraph (a) of this Article; and/or

(II) that a Member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of paragraph (a) of this Article,

provided that a Member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days' notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such Member notice of the right of election accorded to him or send to him any form of election;

(E) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the **"Elected Shares"**) and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose, the Board shall capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis; and

(F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall, in addition to the amount to be capitalised and applied pursuant to sub-paragraph (E) above and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst holders of the Elected Shares.

Shares allotted to rank *pari passu*

(b) The shares allotted pursuant to the provisions of paragraph (a) of this Article shall rank *pari passu* in all respects with the fully paid shares then in issue, save only as regards participation:

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend,

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (a) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights.

Powers of Directors to effect capitalisation

(c) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

Company may resolve not to offer right to elect

(d) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that, notwithstanding the provisions of paragraph (a) of this Article, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to Members to elect to receive such dividend in cash in lieu of such allotment.

Overseas Members or Depositary as Member

(e) The Board may on any occasion when it makes a determination pursuant to paragraph (a) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any Members with registered addresses in any particular territory or territories or to a Depositary where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of Members in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared. **"Depositary"** means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares or rights or interests in shares and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other schemes or arrangements principally for the benefit of employees of the Company and/or its subsidiaries which have been approved by the Board.

Board may cancel elections made

(f) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the Members pursuant to sub-paragraphs (i)(D) and (ii)(D) of paragraph (a) of this Article by giving seven days' notice in writing to the relevant Members.

Board may determine record date for election

(g) The Board may on any occasion determine that rights of election under paragraph (a) of this Article shall not be made available to Members who are registered in the Register, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination.

Dividends payable out of profits and shall not bear interest

133. No dividend shall be payable except out of the profits or other distributable reserves of the Company, and no dividend shall bear interest as against the Company.

Interim dividends

134. The Directors may, if they think fit, from time to time, resolve to pay to the Members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes, the Directors may resolve to pay such interim dividends in respect of those shares which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act *bona fide*, they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment.

Unclaimed dividends

135. All dividends unclaimed after a period of one year from the date of declaration of such dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed after a period of six years from the date of declaration of such dividends may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any moneys payable in respect of a dividend shall not constitute the Company a trustee in respect thereof for any person.

Dividends payable by cheque or warrant

136. Unless otherwise directed, any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled or, in the case of joint holders, to the registered address of that one whose name stands first on the Register in respect of the joint holding or addressed to such person at such address as the holder or joint holders shall direct. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other moneys lost to the Member or person entitled thereto by the forged endorsement of any cheque or warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

Distribution in specie or in kind in satisfaction of dividend

137. The Directors may distribute in specie or in kind among the Members in satisfaction in whole or in part of any dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled and where any difficulty arises in regard to the distribution, the Board may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of

transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

138. Before recommending a dividend, the Directors may set aside any part of the net profits of the Company to one or more reserves, and may apply the same either by employing it in the business of the Company or by investing it in such manner as they may think fit and the income arising from such reserves shall be treated as part of the profits of the Company. Such reserves may be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends or for any other purpose for which the undivided profits of the Company may lawfully be used and, until the same shall be so applied, it shall be deemed to remain undivided profit. The Directors may also carry forward as undivided profit any profit or balance of profit which they may not think fit to recommend as dividend or to place to reserve.

Directors may place undivided profit in reserve

AUTHENTICATION OF DOCUMENTS

139. Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts and, where any books, records, documents or accounts are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Authentication of documents

CAPITALISATION OF RESERVES ETC.

140. The Company in general meeting may, upon the recommendation of the Directors, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend and accordingly, that such part be divided amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same is not paid in cash but is applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such Members in the proportion aforesaid, or partly in one way and partly in the other, provided that any amount standing to the credit of a share premium account or a capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to Members as fully paid up shares.

Company may resolve to approve capitalisation issue

141. Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the reserves and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares, debentures or other securities and generally shall do all acts and things required to give effect thereto.

Directors to give effect to such resolution

Powers of Directors in distribution or capitalisation issue

142. For the purpose of giving effect to any resolution under Articles 137 and 140 hereof, the Directors may settle any difficulty which may arise in regard to the distribution or capitalisation issue as they think expedient and, in particular, may issue fractional certificates and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Members based upon the value so fixed or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the distribution or capitalisation issue as may seem expedient to the Directors. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the distribution or capitalisation issue, and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

ACCOUNTS AND AUDITORS

Proper books of account to be kept and right to inspect

143. The Directors shall cause proper books of account to be kept with respect to:

(a) all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and

(b) the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of accounts as are necessary to give a true and fair view of the transactions. The books of account shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Directors think fit and shall at all times be open to inspection by the Directors. No Member (not being a Director) shall have any right of inspection of any account, book or document of the Company except as conferred by law or authorised by the Directors.

Profit and loss accounts and balance sheets

144. The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Ordinance.

Delivery of relevant financial documents or summary financial report

145. Subject to paragraph (a) of Article 150, the Company may, after it has made adequate arrangements to ascertain the preference of its Members, holders of its debentures and all other persons entitled to receive notices of general meetings of the Company and in accordance with applicable laws and regulations, deliver or send to each of the aforesaid persons a copy of either (i) the relevant financial documents or (ii) the summary financial report at least 21 days before the date of the general meeting, provided that this Article shall not require a copy of those documents to be sent to any Member or holder of debentures of the Company or other person entitled to receive notices of general meetings of the Company of whose address the Company is not aware nor to more than one of the joint holders of any shares or debentures nor in other circumstances permitted by applicable laws and regulations.

Appointment of Auditors

146. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance.

Remuneration of Auditors

147. Subject as otherwise provided by the Ordinance, the remuneration of the Auditors shall be fixed by the Company in general meeting, provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board.

148. Every statement of accounts audited by the Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive. **Statement of accounts conclusive after approval**

CORPORATE COMMUNICATIONS

149. The Company may, to the extent permitted by and in accordance with applicable laws and regulations, make copies of its listing documents (together with the relative application form) available to the public: **Delivery of listing documents in electronic format**

(a) in electronic format on CD ROM (together with the relative application form in electronic format on the same CD ROM); and/or

(b) in electronic format through publication of the listing document (together with the relative application form) on the Company's own website on a continuous basis for at least five years from the date of first publication.

150. (a) The Company may, after it has made adequate arrangements to ascertain the preference of the holders of its securities and other persons entitled to receive notices of general meetings of the Company and to the extent permitted by and in accordance with applicable laws and regulations, send or otherwise make available using electronic means or by posting on the Company's own website any corporate communication which it is required by the Listing Rules or the Ordinance to send, mail, despatch, issue, publish or otherwise make available to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company and any such corporate communication sent or otherwise made available using electronic means or by posting on the Company's own website shall be deemed to satisfy the requirements in the Listing Rules or the Ordinance that such corporate communication be sent, mailed, despatched, issued, published or otherwise made available by the Company to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company. **Delivery of corporate communication by electronic means or by posting on website**

(b) Any requirement in the Listing Rules and/or these Articles that a corporate communication, notice or other document must be in writing or in printed form may be satisfied by such corporate communication, notice or other document being in electronic format in compliance with this Article 150. **In writing includes in electronic format**

(c) Any corporate communication which is made available by the Company, in compliance with this Article 150, to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company by posting on the Company's own website shall be deemed to have been given to such holders or persons at the time when such corporate communication is first posted on the Company's own website. Any corporate communication which is made available by the Company, in compliance with this Article 150, by using electronic means shall be deemed to have been served or delivered on the day following that on which it was sent by or on behalf of the Company. **Deemed service of corporate communication posted on website or sent by electronic means**

151. Where the Company is required by the Listing Rules to send, mail, despatch, issue, publish or otherwise make available any corporate communication in both English and Chinese, the Company may, where it has made adequate arrangements to ascertain whether or not a holder of its securities wishes to receive the English language version only or the Chinese language version only and to the extent permitted by and in accordance with applicable laws and regulations, send the English language version only or the Chinese language version only (in accordance with the holder's stated wish) to the holder concerned. **May send English or Chinese language version of corporate communication only**

NOTICES

Manner of service of document on Members

152. Subject to Articles 145 and 150, any notice or other document to be given or issued shall be in writing to the Members, may be served by the Company upon any Member either personally or by sending it by mail, postage prepaid, addressed to such Member at his registered address, and, in any case where the registered address of a Member is outside Hong Kong, by prepaid airmail.

Time of service

153. Any notice sent by mail shall be deemed to have been served, in the case where the Member's registered address is in Hong Kong, on the day following that on which the notice is mailed in Hong Kong, and in any other case, on the fifth day after the day of mailing. In proving such service, it shall be sufficient to prove that the notice was properly addressed and mailed, postage prepaid.

Service on person not registered with the Company

154. Any person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, previously to his name and address being entered in the Register, shall be duly given to the person from whom he derives his title to such share.

Service on deceased or bankrupt Members

155. Any notice or document delivered or sent by mail to, or left at the registered address of, any Member, in pursuance of these Articles, shall, notwithstanding such Member is then deceased or bankrupt, and whether or not the Company has notice of his decease or bankruptcy, be deemed to have been duly served in respect of any shares held by such Member, whether held solely or jointly with other persons by such Member, until some other person is registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his executors, administrators or assigns and all persons (if any) jointly interested with him in any such share.

Manner of service of document on the Company

156. Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office.

Signature to notice

157. The signature to any notice to be given by the Company may be written or printed.

Notice given by advertisement

158. Subject to any special provisions contained in these Articles or in the Ordinance, all notices required to be given by advertisement shall be advertised in at least one daily Chinese newspaper and one daily English newspaper circulating in Hong Kong and shall be deemed to be served on the day on which the advertisement appears.

Calculation of notice period

159. In reckoning the period for any notice given under these Articles, the day on which notice is served, or deemed to be served, and the day for which such notice is given shall be excluded.

WINDING-UP

Distribution of assets on winding-up

160. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the Members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up on the shares held by them respectively. This Article is, however, subject to the rights of the holders of any shares which may be issued on special terms or conditions.

Distribution in specie or in kind

161. If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution of the Company, divide among the Members in specie or in kind the whole or any part of the assets of the Company or vest any

part of the assets of the Company in trustees upon such trusts for the benefit of the Members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of Members otherwise than in accordance with their existing rights, but each Member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Ordinance.

162. In the event of a winding-up of the Company in Hong Kong, every Member who is not for the time being in Hong Kong shall be bound, within 14 days after the passing of an effective resolution to wind-up the Company voluntarily, or within the like period after the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served and, in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such Member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such Member by advertising in such English language daily newspaper circulating in Hong Kong as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the Register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted. **Appointment of process agent by Members**

INDEMNITY

163. (a) Every Director, alternate Director, Chief Executive, manager, Secretary and officer of the Company and the Auditors shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Chief Executive, manager, Secretary, officer or Auditors in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Ordinance in which relief from liability is granted to him by the court. **Company's indemnity to officers etc.**

(b) Subject to the provisions of the Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability. **Creation of mortgage by way of indemnity**

(c) Subject to the provisions of the Ordinance, the Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is a Director, alternate Director, manager, Secretary and officer of the Company and the Auditors for the purpose of indemnifying such persons and keeping them indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company. **Insurance**

DESTRUCTION OF DOCUMENTS

164. (a) Subject to the provisions of the Ordinance, the Company may destroy: **Length of retention of documents before destruction and presumption of conclusiveness after destruction**

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any

notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document, on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it,

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and

(3) references in this Article to the destruction of any document include reference to its disposal in any manner.

Destruction of documents which have been microfilmed or electronically stored

(b) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a)(i) to (iv) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf, provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

UNTRACEABLE MEMBERS

Dividend cheques uncashed or returned undelivered

165. Without prejudice to the rights of the Company, the Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

Power of the Company to sell shares of untraceable Member

166. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a) all cheques or warrants in relation to the payment of dividends, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed or unclaimed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the

Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law;

(c) the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

(d) the Company has notified the Stock Exchange of its intention to effect such sale.

For the purpose of the foregoing, **"relevant period"** means the period commencing 12 years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

The manner, timing and terms of any sale of shares pursuant to this Article (including, but not limited to, the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances, including the number of shares to be disposed of and the requirement that the disposal be made without delay, and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

Manner of sale and application of proceeds of sale

167. To give effect to any such sale pursuant to Article 166, the Board may authorise any person to transfer the said shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and, upon receipt by the Company of such proceeds, it shall become indebted to the former Member by carrying all moneys in respect thereof to a separate account for an amount equal to such net proceeds. No trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall include any additional shares which during the relevant period or during any period ending on the date when all the requirements of sub-paragraphs (a) to (d) of Article 166 have been satisfied have been issued in respect of those held at the beginning of such relevant period and shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

INFORMATION

Member not entitled to discovery of the Company's trade secret etc.

168. No Member (not being a Director) shall be entitled to require discovery of or any information in respect of any details of the Company's trading and any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members to communicate to the public.

Names, Addresses and Descriptions of Subscribers

BANK OF CHINA
1 Fuxingmen Nei Dajie
Beijing 100818
The People's Republic of China

Corporation
(Sd.) by Liu Mingkang (Chairman and President)

(Sd.) LIU MINGKANG
Building No. 3-602
Lingjing Xiao Qu West District
Beijing
The People's Republic of China

Banker

Dated the 3rd day of September, 2001.
WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant